NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

July 27, 2023

Via Edgar Correspondence

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:       Beverly Singleton

Martin James

Alexander King

Geoff Kruczek

Re:	Northann Corp. (the “Company”) Registration Statement on Form S-1 Submitted July 14, 2023 File No. 333-273246

To whom it may concern:

This letter is in response to the letter dated July 25, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amendment No.1 to the Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form S-1 Submitted July 14, 2023

Exhibits

1)	Refer to Exhibit 23.1. We note your revisions made in response to prior comment 3. Please further revise to clarify in the first sentence of the first paragraph that the auditors consent to the inclusion of their report dated March 31, 2023, with the exception to Notes 16 and 18 for which the date is July 14, 2023. The current disclosures states the incorporation of reference of their report dated July 14, 2023. Also, please ensure the consent refers to the correct amended filing on Form S-1, as we note the current disclosure states Amendment No. 6 to the Form S-1.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we included an updated consent of independent registered public to the Amendment No.1 to the Registration Statement.

2)	We note your response to our previous comment 4 and reissue in part. The first paragraph on the page preceding the signature page of the opinion appears to include an impermissible limitation on reliance. Please file a revised opinion.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the PRC counsel has revised the opinion and re-file the updated opinion as exhibit 99.1 to the Amendment No.1 to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Northann Corp.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer